

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2010

Andrew P. Blocher
Chief Financial Officer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, Maryland 20852

     **Re:    Federal Realty Investment Trust**
               **Form 10-K for the Fiscal Year Ended December 31, 2009**
               **Filed February 17, 2010**
               **File No. 001-07533**

Dear Mr. Blocher:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,


               Tom Kluck
               Branch Chief